TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Announces Filing and Mailing of Meeting Materials for the
Annual & Special Meeting of Shareholders on April 24, 2025

March 28, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") will hold its annual and special meeting of shareholders ("Annual Meeting") on April 24, 2025 commencing at 1:30 pm Vancouver time, followed by a corporate update commencing at approximately 1:45 pm.

In addition to electing directors and other annual approvals, at the Annual Meeting Equinox Gold shareholders will be asked to consider and approve a resolution ("Arrangement Resolution") to issue Equinox Gold common shares pursuant to the business combination with Calibre Mining Corp. ("Calibre") as announced on February 23, 2025 (the "Arrangement"). Under the terms of the Arrangement, each Calibre share will be exchanged for 0.31 of an Equinox Gold common share. If the Arrangement is completed, existing Equinox Gold and former Calibre shareholders (including former holders of restricted share units and performance share units of Calibre) will own approximately 63% and 37%, respectively, of the combined company.

Your vote is important, no matter how many Equinox Gold shares you hold. The Board of Directors of Equinox Gold has unanimously determined that the Arrangement is in the best interests of Equinox Gold and recommends that shareholders vote FOR the Arrangement Resolution.

Strategic Rationale

Combining Equinox Gold and Calibre will create:

  A major diversified gold producer in the Americas: Potential for more than 1.2 million ounces1 of annual gold production from a portfolio of mines in five countries in the Americas.
  The second largest gold producer in Canada: Greenstone Gold Mine and Valentine Gold Mine, two new long-life, low-cost, open-pit gold mines, are expected to produce collectively 590,000 ounces2 of gold per year when at capacity.
  Substantial free cash flow: Immediate increase in production at record high gold prices is expected to drive superior free cash flow to enable the combined company to quickly deleverage.
  Exceptional growth profile: Additional production growth from the ramp-up of Valentine Gold Mine and a pipeline of development and expansion projects.
  Significant re-rate potential based on valuation of peers: Greater scale, lower risk, near-term production growth, and superior free cash flow relative to peers, providing significant revaluation potential.
  An industry-leading team: Proven track record of delivery and shareholder value creation led by Ross Beaty, and Blayne Johnson and Doug Forster of Featherstone Capital, who will all serve on the board of directors of the combined company. In total, six directors of Equinox Gold will serve on the board of directors of the combined company, including Ross Beaty and Greg Smith, and four directors of Calibre will serve on the board of directors of the combined company, including Blayne Johnson and Doug Forster. Greg Smith, the President and Chief Executive Officer of Equinox Gold, will continue as Chief Executive Officer of the combined company, and Darren Hall, the President and Chief Executive Officer of Calibre, will serve as the President and Chief Operating Officer of the combined company with full responsibility of the combined operations going forward.

Meeting Materials

Equinox Gold's management information circular, which includes additional information regarding the background to and anticipated benefits of the Arrangement, the business of the Annual Meeting, and instructions for participating in the Annual Meeting and the voting process ("Meeting Materials"), is being distributed to shareholders. Upon receipt of the Meeting Materials, which contain personalized voting information, shareholders can vote their shares online, by telephone or by mail, or can attend the Annual Meeting and vote in person. Shareholders who cannot attend in person are invited to join an online webcast; however, the webcast is being provided for viewing purposes only. There will be no ability to vote via the webcast.

1 Mid-point of Equinox Gold's 2025 guidance plus mid-point of Calibre's 2025 guidance, on a full-year basis, plus an additional 65,000 ounces with Greenstone at capacity and 200,000 ounces with Valentine at capacity. Does not include any production from Equinox Gold's Los Filos Gold Mine or either company's expansion projects.

2 Average annual production as estimated in the most recent technical reports for each project, which are available for download on each company's website and on SEDAR+.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Attend in Person

Suite 200, 1133 Melville Street, Vancouver, BC

Attend Online

www.equinoxgold.com/shareholder-events

The Meeting Materials can be downloaded at www.equinoxgold.com/shareholder-events and from Equinox Gold's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Shareholders may request that printed copies of the Meeting Materials be mailed to them at no cost by contacting the Company by phone at 1-833-EQX-GOLD (1-833-379-4653) (North America) or +1-604-558-0560 (International) or by email at info@equinoxgold.com.

Shareholder Questions & Voting Assistance

Shareholders can submit questions in advance about Equinox Gold, the Annual Meeting or the voting process using the Submit a Question form on our dedicated meeting site at www.EquinoxGold.com/investors/agm-contact/. The deadline for voting by proxy is 1:30 pm (Vancouver time) on April 22, 2025.

Advance Ruling Certificate & Conditions of Closing

The Company is pleased to advise that on March 25, 2025, Equinox Gold received an advance ruling certificate that satisfies the Canadian Competition Approval closing condition for the Arrangement. In addition to shareholder and court approvals, the Arrangement is subject to applicable regulatory approvals, including both Canadian (received) and Mexican competition authorization, approval of the listing of the Equinox Gold common shares to be issued pursuant to the Arrangement on the Toronto Stock Exchange and NYSE American Exchange, and the satisfaction of certain other closing conditions customary for a transaction of this nature. Subject to the satisfaction of such conditions, the Arrangement is expected to close in the next several months and in any event by the end of Q3 2025.

Annual Filings

The Company has filed its Annual Information Form and its Annual Report on Form 40-F for the year ended December 31, 2024. The Annual Information Form is available for download on SEDAR+, on EDGAR and on Equinox Gold's website. The Form 40-F is available for download on EDGAR.

Equinox Gold Contacts

Greg Smith, President & CEO

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Cautionary Note Regarding Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). These include statements regarding Equinox Gold's expectations for the combined company post-closing. Actual results and outcomes of the proposed plan of arrangement between the companies ("Arrangement") may vary from the information set out in any Forward-looking Information. As well, Forward-looking Information may relate to: the satisfaction of the conditions precedent to the Arrangement and timing for closing of the Arrangement; the success of Equinox Gold and Calibre Mining in combining operations upon closing; the ability to achieve the anticipated benefits of the Agreement; the success and timing of completing construction of the Valentine Gold Mine; the production and operating capabilities of the Valentine Gold Mine; expectations for operation of the Greenstone Mine; the production, cash flow, deleveraging and growth potential of the combined company; the potential of the combined company to meet industry targets, public profile, and expectations; the ability to successfully advance the expansion and development projects; and the potential for a market revaluation.

Forward-looking Information is generally identified by the use of words like "will", "create", "subject to", "is expected", "proposed" and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although Equinox Gold believes the expectations reflected in the Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since no assurance can be provided that such expectations will prove to be correct. Forward-looking Information is based on information available at the time those statements are made and/or good faith belief of the officers and directors of Equinox Gold as of that time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the Forward-looking Information. Forward-looking Information involves numerous risks and uncertainties. Such factors include, without limitation: risks related to closing of the Arrangement; the ability to achieve the anticipated benefits of the Agreement; risks related to Canadian and United States sanctions on Nicaraguan operations; risks related to the financial impact that tariffs placed on Canada or Mexico by the United States and risks related to retaliatory tariffs placed on the United States by either Canada or Mexico; risks related to new members of management and the board of Equinox Gold; risks relating to changes in the gold price; risks related to completion of the Valentine Gold Mine and achieving production in accordance with expectations; risks related to achieving design capacity at Greenstone in accordance with expectations; the ability to achieve the 2025 guidance announced by Equinox Gold and Calibre; the ability to successfully advance the development and expansion projects in accordance with expectations; the ability to successfully negotiate new agreements with local communities at Los Filos Mine; the ability to work successfully with First Nations and Indigenous partners and local communities; and the factors identified in the section titled "Risks Related to the Business" in Equinox's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section titled "Risk Factors" in Calibre Mining's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information is designed to help readers understand Equinox Gold's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the Forward-looking Information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified in its entirety by this cautionary statement.